EXHIBIT 99.1

ICON plc Announces Resignation of a Director

On January 24, 2014, ICON plc (the “Company”) received notice from its director Ms. Cathrin Petty that she is resigning as a member of the Board of Directors, effective immediately. Ms. Petty is resigning from the Company’s board in order to concentrate on her new responsibilities as an executive at a leading investment bank. Ms. Petty had served as a director since 2010. The Company thanks Ms. Petty for her service.